UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: March 2005 (9)	File No.: 0-11378

TransGlobe Energy Corporation
(Translation of Registrant’s Name into English)

#2500, 605 – 5th Avenue S.W., Calgary, AB T2P 3H5
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

Form 20F ☐    Form 40F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 - _____________ .

FORM 6K	Page 2

Submitted herewith:

99.1	Press Release dated March 29, 2005 as filed on SEDAR and disseminated through CCNMatthews, as follows: “TransGlobe Energy Corporation Announces Filing of its 2004 Year End Disclosure Documents”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation (Registrant)

Date: March 29, 2005	By:	s/s Ross Clarkson Ross G. Clarkson President & CEO